Exhibit 21.1

Subsidiaries of Product Shipping Limited(1)

Name	Jurisdiction

AMCI Products Limited	Marshall Islands

Britto Shipping Company Limited	Liberia

FR8 Venture	Marshall Islands

Hongbo Shipping Company Limited	Liberia

HSM Products Limited	Marshall Islands

Lichtenstein Shipping Company Limited	Liberia

LR Holding Limited	Marshall Islands

LR Mimosa Limited	Marshall Islands

MR Aquarius Limited	Marshall Islands

MR Arcturus Limited	Marshall Islands

MR Aries Limited	Marshall Islands

MR Canopus Limited	Marshall Islands

MR Holding Limited	Marshall Islands

MR Kentaurus Limited	Marshall Islands

MR Leo Limited	Marshall Islands

MR Sirius Limited	Marshall Islands

Poseidon Product Carriers Limited	Marshall Islands

Warhol Shipping Company Limited	Liberia

(1)  These entities will be contributed to Product Shipping Limited prior to the completion of this offering.